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SEC Mail Processing Section

MAR 23 2018

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68389

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SoFi Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Letterman Drive, Building C, Suite 250
(No. and Street)

San Francisco	CA	94129
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown 678-894-1959
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name – *if individual, state last, first, middle name*)

11 Broadway, Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SoFi Securities LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO & Financial and Operations Principal

Title

BENGIE MAR SOLON DIAMOS NOTARY EXPIRES GEORGIA February 18, 2022 PUBLIC FORSYTH COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOFI SECURITIES LLC

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2017

This report is filed in accordance with Rule 17a-5 (e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**

SoFi Securities, LLC

TABLE OF CONTENTS

YSL & Associates LLC
Certified Public Accountants | Member of Parker Randall International
11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
SoFi Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SoFi Securities LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as SoFi Securities LLC's auditor since 2012.

New York, NY

March 20, 2018

SoFi Securities, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS	
Cash and cash equivalents	$ 1,008,169
Due from affiliates	1,289,835
Due from clearing (includes clearing deposit of $250,000)	269,083
Prepaid expenses	76,529
Securites (at market value)	10,479
Total assets	2,654,095
LIABILITIES AND MEMBER'S EQUITY	
Due to parent	314,744
Accrued liabilities	27,423
Bank overdraft	7,250
Accounts payable	4,613
Payable to employee	894
Securities sold not yet purchased	281
Total liabilities	355,205
Member's equity	2,298,890
Total liabilities and member's equity	$ 2,654,095

The accompanying notes are an integral part of this statement.

SoFi Securities, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

1. Nature of business and summary of significant accounting policies

Nature of Business

SoFi Securities LLC (the "Company), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to section 15(b) of the Securities Exchange Act of 1934 and is a Member's of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist of the private placement of securities, retailing over the counter equity securities, acting as a selling group participant in corporate securities, referring investors to unaffiliated broker-dealers for referral, finders or similar fees, licensing of software to trader and investors and operating a website to facilitate the sale of equity securities.

The Company is 100% owned by Social Finance, Inc. and is affiliated with SoFi Wealth, LLC and SoFi Capital Advisors, LLC, both are investment advisors registered with the SEC and both are also 100% owned by Social Finance, Inc.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Clearing Agreement

In July 2015, the Company entered into a clearing agreement with APEX Clearing Corporation which executes, clears and settles all customer securities transactions on a fully disclosed basis. For this aspect of its operations, the Company does not carry or clear customer accounts. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

Self-Clearing

On November 29, 2017 the Company received regulatory approval from FINRA to implement a Bank Sweep Program wherein its customers may place funds on deposit with the Company which will are then swept out and placed on deposit with a bank participant within the program. This approval removed the exemptive relief provided under subparagraph (k)(2)(ii) of SEC Rule15c3-3 (The Customer Protection Rule) thereby making the Company fully subject to the Rule and permitting the Company to hold customer funds in a Special Reserve Account. The Company was required to establish and maintain a Customer Reserve Bank Account and to make periodic reserve formula calculations as to the amount of cash or securities it must segregate in the Account. Also, as a result of this approval, the minimum required net capital to be maintained by the Company pursuant to SEC Rule 15c3-1 (The Net Capital Rule) increased from $100,000 to $250,000.

Securities Valuation

The Company values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company held equity security positions with a market value of $10,479 as of December 31, 2017.

Revenue Recognition

The Company records revenue and expenses related to securities transactions on a trade date basis. Transactions recorded on a trade date basis would not be materially different. Private placement fees, referral fee and selling group compensation revenue is recorded based on the terms of the respective agreements and deferred until earned by the Company. Fees receivable are carried at their estimated collectible amounts, and losses are determined on the basis of experience with the customer and current economic conditions. At December 31, 2017, management believed all receivables to be fully collectible.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2017.

Income Taxes

The Company is a single member limited liability company for federal and state income tax purposes. As such, it is a disregarded entity for federal and state tax purposes and does not pay any taxes to those jurisdictions. The Company's income or loss is taken into consideration in the tax returns of its member.

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at December 31, 2017 or during the period then ended.

Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codifications ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments and in November 2016 issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The new standard will be effective January 1, 2018, and amends the existing accounting standards for the statement of cash flows. Early adoption is permitted, including adoption in an interim period. The Company adopted and retroactively applied these standards to previous years and in the current year, and, as a result has combined cash and cash equivalents and restricted cash amounts within cash, cash equivalents, and restricted cash balances on the Statement of Cash Flows.

Recently Issued Accounting Pronouncements (continued)

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers Recognition, amended by ASU 2015-14 and clarified by ASU 2016-08, ASU 2016-10, ASU 2016-12, and ASC 2016-20, which creates ASC 606, Revenue from Contracts with Customers, and supersedes ASC 605, Revenue Recognition, ASU 2014-09. The standard requires revenue to be recognized at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. As amended, this accounting standard is effective for annual periods beginning after December 15, 2017 and interim periods beginning after December 15, 2018. The Company is currently assessing the impact this accounting standard will have on its financial statements.

2. Related party transactions

Pursuant to an administrative service agreement (the "Agreement") between the Company and its Parent, Social Finance Inc., the Parent provides to the Company services related to general administrative and operational costs such as rent, personnel and etc. The value of the administrative and operational services incurred by the Parent and allocable to the Company was approximate $365,803 for the year ended December 31, 2017. These costs have not been recorded on the books of the Company and the Parent will not seek the reimbursement. In addition, the Parent also funded the company to pay for its direct costs such as the filing fees, professional fees and others. As of December 31, 2017, total liability owed to the Parent was $314,744.

The Company facilitated securitization transactions between an affiliate, SoFi Lending Corp, and the capital markets. For these services, the Company recognized advisory fees of $2,471,228 and $256,300 during fiscal years 2017 and 2016, respectively. The Company collected $1,559,293 of these fees during fiscal year 2017 and used this amount to pay a distribution to its Parent for the same amount, $1,559,293. The remaining receivable of $1,168,235 from SoFi Lending Corp is included in due from affiliates on the statement of financial condition.

On March 31, 2017 the Company entered into an Investment Advisor Services Agreement with an affiliate SoFi Wealth, LLC. SoFi Wealth is an SEC registered Investment Advisor providing financial advisory services primarily to retail investors. SoFi Wealth refers these advisory clients to the Company to open brokerage accounts on a fully disclosed basis and carried by the Company's clearing firm. Under the agreement the Company retains the right to request repayment from SoFi Wealth of all customer account fees and clearing expenses relating to the advisory accounts covered by the agreement. During the year ended December 31, 2017 the Company paid approximately $35,847 in fees relating to the advisory accounts but did not request repayment from SoFi Wealth. In addition, the Company paid marketing fees of $121,600 on behalf of SoFi Wealth. As of December 31, 2017, the Company had a balance of $121,600 due from SoFi Wealth which is included in due from affiliates on the statement of financial condition.

3. Net capital requirement

The Company is subject to SEC Rule 15c3-1 which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn, or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. The Company's net capital was $930,954 which was $680,954 in excess of its required net capital and its ratio of aggregate indebtedness to net capital was 0.38 to 1 at December 31, 2017.

4. Fair value measurements

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2017.

	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balances as of December 31, 2017
Securities owned:				
Common stock, including exchange traded funds	$ 10,479	$ --	$ -	$ 10,479
Securities sold, not yet purchased:				
Common stock, including exchange traded funds	$ 281	$ -	$ -	$ 281

The Company did not have significant transfers between Level 1 and Level 2 during the period ended December 31, 2017.

5. Concentrations of credit risk

The Company maintains its cash in multiple financial institutions. The Company does not consider itself to be at risk with respect to its cash.

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies.

6. Subsequent events

Beginning in February 2018, the Company began operating a Bank Sweep Program wherein its customers may place funds on deposit with the Company which are then swept out and placed on deposit with a bank participant within the program.

The Company has evaluated events through March 20, 2018, the date that these financial statements were available to be issued and has determined that, other than the item described in the paragraph above, there were no subsequent events requiring adjustment or disclosure in these financial statements.